8

AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT
between
Seadrill Management Ltd
and
Seadrill Partners LLC

i
CONTENTS
Clause    Page

1.	appointment and effective date 2

2.	board of directors 2

3.	management services services 2

4.	general conditions 3

5.	compensation 4

6.	indemnity 4

7.	no consequential damages 5

8.	confidentiality 5

9.	termination 6

10.	default 7

11.	force majeure 7

12.	notices 7

13.	miscellaneous 8

14.	governing law

Schedule
Schedule 1 - Management Services
Schedule 2 - Service Fee
Schedule 3 - Affiliate Agreements

Appendix
Appendix 1 - Form Management and Administrative Services Agreement between Seadrill Management Ltd and Operating Companies

THIS AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT (the “Agreement”) is entered into on 11 September 2017 and is effective as of the Effective Date set forth below.
BETWEEN:

(1)
Seadrill Management Ltd., a company organized under the Law of England and Wales, with its registered office at 2nd Floor, Building 11, Chiswick Business Park, Chiswick High Road, London W4 5YS, England, (the “Manager”),

and

(2)
Seadrill Partners LLC, a Marshall Islands limited liability company with its registered office at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, (the “Company”);

(hereinafter jointly referred to as the “Parties” and, individually, as a “Party”).
WHEREAS, Seadrill Management AS (“Management AS”) and Seadrill Partners LLC entered into that certain Management and Administrative Services Agreement (the “Management Agreement”), dated as of October 24, 2012, for the provision of certain management and administrative support services by Management AS to the Company on the terms set out therein;
WHEREAS, Seadrill Management AS, the Company and the Manager entered into that certain Novation and Amendment Agreement, dated April 28, 2016 (the “Novation Agreement”), whereby the parties thereto agreed that the Manager would provide services to the Company under the Management Agreement and Management AS was released from all obligations and liabilities except in certain instances;
WHEREAS, the parties to the Novation Agreement agreed to revise the fees, services and certain other provisions in the Management Agreement;
WHEREAS, in addition to providing services to the Company pursuant to the Agreement, Manager will also provide management services to certain subsidiaries of the Company pursuant to the terms and conditions set forth in the administrative and management support services agreements in the form of Appendix 1, provided that such services will not include the services listed in Clause 3.3.5(f) therein (each such agreement, an “OpCo MSA”);
WHEREAS, from time to time, certain affiliates of Manager have and/or will provide various technical and administrative support services (which may include operations services, technical supervision, accidents and contingency planning, general administrative services, financing services, marketing services, or other services specified therein) to certain subsidiaries of the Company pursuant to various technical services agreements between such parties (each such agreement, a “Technical Services Agreement”);
WHEREAS, from time to time, one or more affiliates of the Company have and/or will provide technical subcontracting services to Seadrill Deepwater Drillship Ltd, or other affiliates pursuant to various subcontracting agreements between such parties (each, a “Subcontracting Technical Services Agreement”);
WHEREAS, from time to time, one or more affiliates of the Company have and/or will provide administrative support services to certain affiliates of the Manager pursuant to administrative support service agreements between such parties (each, an “Administrative Support Agreement”);
WHEREAS, from time to time, certain parties related to Manager have and/or will provide rig management services to subsidiaries of the Company pursuant to various rig management agreements between such parties (each a “Rig Management Agreement”);
WHEREAS, the Company and certain of its subsidiaries have access to a spare parts pool pursuant to that certain letter agreement by and among Seadrill Partners LLC, Seadrill Hungary Kft, Seadrill Limited and Seadrill Global Services Limited, dated as of May 4, 2017, as may be amended, supplemented, restated and/or replaced by the parties thereto from time to time (the “SSCE Pool Agreement”);

WHEREAS, from time to time, certain affiliates of the Manager have and/or will provide interfacing services with a spare parts pool governed by the SSCE Pool Agreement pursuant to certain management services agreements that may include the services listed in Clause 3.3.5(f) of the management services agreement form attached hereto as Appendix 1 (each, a “Pooling Interface Agreement”, and together with the OpCo MSA, Technical Services Agreement, Subcontracting Technical Services Agreement, Administrative Support Agreement, Rig Management Agreement, SSCE Pool Agreement and any other service agreements that may be entered into by or among the Manager and any of its affiliates on the one hand, and the Company and any of its affiliates of the other hand, the “Affiliate Agreements”);
WHEREAS, the Parties hereto, being the sole remaining parties of the Management Agreement, desire for Manager to continue providing certain services described in the Management Agreement to the Company as such services are described herein;
WHEREAS, the Parties hereto desire to change certain terms and conditions upon which such services will be provided by the Manager to the Company; and
WHEREAS, in furtherance of the foregoing, the Parties hereto desire to amend and restate the Management Agreement so that the continued services are provided in accordance with the terms and conditions set forth herein.
NOW THEREFORE, the Parties have agreed as follows:

1.	appointment and effective date

1.
The Company hereby confirms the appointment of the Manager to provide the general assistance and management services specified in this Agreement (the “Management Services”) to the Company, subject to the terms and conditions set forth in this Agreement, and the Manager accepts such appointment.

2.	The effective date of this Agreement shall be the date of execution of this Agreement.

2.	board of directors

1.	The Manager shall always act in accordance with the direction of the Board of Directors of the Company (the “Board”) in providing the Management Services under this Agreement.

2.	The Board may revoke any authorization granted to the Manager at any time in its sole discretion.

3.
For clarity, no authority of the Board is delegated to the Manager by this Agreement. Ultimate responsibility for the management of the Company's operations, assets, liabilities and activities lies with the Board.

3.	management services

1.	The Manager shall, throughout the term of this Agreement, provide the services set forth on Schedule 1 and such other services as the Company from time to time may specify.

2.
The Manager may, at its discretion, sub-contract any of the Management Services to be provided by the Manager hereunder to other companies within the Seadrill Group and/or other reputable companies as may be permitted hereunder from time to time, provided, that such company shall be sufficiently resourceful, experienced and qualified to fulfill the Manager’s duties and obligations hereunder, and, further, provided, that the Manager shall remain in all respects responsible for the due and proper performance by any such subcontractor. The “Seadrill Group” means Seadrill Limited or any subsidiary thereof, except the Company and its subsidiaries.

3.
The Parties acknowledge that, at the request of the Company, certain affiliates of Manager will provide designated subsidiaries of the Company with technical, administrative and management support services pursuant to such terms and conditions acceptable to the parties thereunder and Manager shall use reasonable efforts to facilitate the provision of such services to the extent such services are within the scope of the Management Services hereunder.

4.
The Parties acknowledge that from time to time, one Party or its affiliates may provide services to the other Party or its affiliates pursuant to an Affiliate Agreement, a list of which shall be attached hereto as Schedule 3. Notwithstanding anything to the contrary herein, either Party may update Schedule 3 to reflect the termination of Affiliate Agreements, new Affiliate Agreements or existing but omitted Affiliate Agreements without the consent of the other Party hereto by providing the other Party with written notice and an updated Schedule 3.

4.	general conditions

1.	The Manager shall, in performing its duties hereunder, serve the Company in good faith. In exercising the powers and authorities hereby conferred on it, the Manager shall:

(a)	subject to Clause 4.3, protect and promote the Company’s interests;

(b)	observe all applicable laws and regulations relevant to the Company’s activities; and

(c)	always act in accordance with good and professional management practice.

2.	The Manager shall be entitled to provide management services to other companies or entities.
Such entities can either be other companies in the Seadrill Group or third party entities.

3.
The Manager shall not afford preference to any vessel or company under its management but shall, so far as practicable, ensure a fair distribution of service to all such vessels and companies from time to time under its management.

The Manager shall, in the performance of the Management Services, be entitled to take into consideration its overall responsibility in relation to all matters as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, be entitled to allocate available supplies, manpower and services between its management assignments in such manner as in the prevailing circumstances the Manager in good faith considers to be fair and reasonable.

4.
All discounts, commissions and other benefits received by the Manager or any of its employees from third parties as a consequence of the provision of the Management Services hereunder shall be disclosed and credited to the Company.

5.
The Company shall, at any time upon request, be provided with any information from the accounts and records of the Manager which is relevant and reasonably required for the performance of its obligations vis‑à‑vis the Company hereunder.

Such information shall be provided to such persons as shall be specifically authorized by the Company. Representatives of the Company’s auditor shall, in relation to the audit of the Company’s accounts, always be considered authorized.

6.
The Manager shall, upon request, provide the Company with copies of all documents relevant to the Company in its possession and otherwise compile such facts and records on the basis of such documents as shall, from time to time, be requested by the Company.

5.	compensation

1.
The Company shall reimburse the Manager for all direct and indirect costs and expenses reasonably incurred by the Manager in connection with its provision of the Management Services hereunder (“Reimbursable Costs”).

2.
The Company shall pay the Manager a fee equal to 5% of the Reimbursable Costs for each Management Service provided hereunder, except to the extent a different fee is otherwise specified with respect to such service in Schedule 2 (“Service Fee”).

3.
The Manager shall invoice the Company within 30 days of the end of each calendar quarter for the Reimbursable Costs and Service Fee due to the Manager in connection with the performance of the Management Services during such calendar quarter. The Company shall pay the Manager all undisputed charges within 30 days of receipt of the Manager’s invoice.

4.
All sums payable under this Agreement are exclusive of VAT and any other duty or tax, which shall (if and to the extent applicable) be payable by the Company at the rate and in the manner from time to time prescribed by law, subject to receipt by the Company of a valid VAT invoice.

5.
Except as otherwise expressly provided in this Agreement or otherwise agreed in writing between the Parties, each Party shall be responsible for its own costs incurred in preparing and performing its obligations under this Agreement.

6.	indemnity

1.
The Company agrees to indemnify and keep the Manager and its officers, employees, agents and sub-contractors, indemnified against any and all liabilities, costs, claims, demands, proceedings, charges, actions, suits or expenses of whatsoever kind or character that may be incurred or suffered by any of them howsoever arising (other than by reason of fraud, gross negligence or willful misconduct on the part of the Manager or any of its officers, employees, agents or sub-contractors) in connection with the provisions of the Management Services or the performance of its duties hereunder.

2.
The Manager shall not be required to take any legal action on behalf of the Company unless the Manager is being fully indemnified (to its reasonable satisfaction) for all costs and liabilities likely to be incurred or suffered by it as a consequence thereof.

3.	The indemnities provided by the Company hereunder shall cover all reasonable costs and expenses payable or incurred by the Manager in connection with any claims.

4.
To the extent the Manager is entitled to claim any indemnity in respect of amounts paid or discharged by the Manager pursuant to this Agreement, these indemnities shall take effect as an obligation of the Company to reimburse the Manager for making such payment or effecting such discharge.

5.
The indemnification provided by this Clause shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, agreement, the organizational documents of the Company or otherwise, and shall continue after the termination of this Agreement.

7.	no consequential damages

1.
Neither the Manager nor any of its affiliates shall be liable for indirect, incidental or consequential damages suffered by the Company, or for punitive damages, with respect to any term or the subject matter of this Agreement, even if informed of the possibility thereof in advance. This limitation applies to all causes of action, including, without limitation, breach of contract, breach of warranty, negligence, strict liability, fraud, misrepresentation and other torts.

8.	confidentiality

1.
All Confidential Information furnished to, or developed by, the Manager or any of its employees, directors or subcontractors pursuant to this Agreement shall be the property of the Company and shall be kept confidential by the Manager, both during and after the term of this Agreement.

(a)
For the purpose of this Clause "Confidential Information" shall mean information relating to the business of the Company as well as all know-how of which the Manager becomes aware or generates in the course of or in connection with the performance of its obligations hereunder.

(b)	The provisions of this Clause shall not apply to Confidential Information which:

(i)	is required to be disclosed by law or court order; or

(ii)	has become public knowledge otherwise than as a result of the conduct of the Manager.

(c)
The Company shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by the Manager of this obligation. The Manager shall not resist such application for relief on the basis that the Company has an adequate remedy at law, and the Manager shall waive any requirement for the securing or posting of any bond in connection with such remedy

2.
All information furnished to, or developed by, the Manager or any of its employees, directors or sub-contractors other than pursuant to its performance under this Agreement shall be the property of the Manager, and shall be kept confidential by the Company to the extent the Company has knowledge of any such information.

(a)	The provisions of this Clause 8.2 shall not apply to information which:

(i)	is required to be disclosed by law or court order; or

(ii)	has become public knowledge otherwise than as a result of the conduct of the Company.

(b)	The Manager shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by the Company of this obligation.

9.	termination

1.
This Agreement shall remain in effect from and after the date hereof for a period of five years and shall automatically be extended for 12 months at the end of such period and each period thereafter unless terminated by either Party with 90 days’ written notice prior to the end of any such period or otherwise terminated as follows:

(a)	by the Company:

(i)	pursuant to Clause 10.1 hereof;

(ii)
if the Manager makes a general assignment for the benefit of its creditors, files a voluntary petition for bankruptcy or liquidation (including a voluntary petition for relief under chapter 11 of title 11 of the United States Code), is adjudged insolvent or bankrupt (including by entry against it of an order for relief under chapter 11 of the title 11 of the United States Code), commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation; or

(iii)	otherwise upon 90 days’ written notice for any reason in its sole discretion; or

(b)	by the Manager upon 90 days’ written notice if:

(i)	there is a change of control of the Company or Seadrill Member LLC;

(ii)	a receiver is appointed for all or substantially all of the property of the Company;

(iii)	an order is made to wind up the Company;

(iv)
a final judgment, order or decree which materially and adversely affects the ability of the Company to perform under this Agreement shall have been obtained or entered against the Company, and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(v)
the Company makes a general assignment for the benefit of its creditors, files a voluntary petition for bankruptcy or liquidation (including a voluntary petition for relief under chapter 11 of title 11 of the United States Code), is adjudged insolvent or bankrupt (including by entry against it of an order for relief under chapter 11 of the title 11 of the United States Code), commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation.

2.
Notwithstanding the foregoing, the arrangement with respect to the provision of the Management Services by any or all of the Manager’s Officers (as defined in Schedule 1) may be terminated at any time with respect to any or all of such Manager’s Officers by the Board in its sole discretion. Such Management Services shall terminate immediately upon delivery by the Board of written notice to the Manager. The termination of the Management Services with respect to any or all of the Manager’s Officers shall not constitute a termination of the other provisions of this Agreement.

10.	default

1.
If the Manager shall, by any act or omission, be in breach of any material obligation under this Agreement and such breach shall continue for a period of 14 days after written notice thereof has been given by the Company to the Manager, the Company shall have the right to terminate this Agreement with immediate effect by notice to the Manager.

The right to terminate this Agreement shall be in addition to and without prejudice to any other rights which the Company may have against the Manager hereunder.

11.	force majeure
The Manager shall be under no liability of any kind or nature whatsoever in the event of a failure to perform any of the Management Services if such failure is directly or indirectly caused by any event beyond the Manager’s control, including (without limitation) war, war-like activities, government order, riot, civil commotion, strike or lock-out or similar actions, acts of God, perils of the sea or any other similar cause beyond the Manager's control.

12.	notices
All correspondence or notices required or permitted to be given under this Agreement shall be given in English and sent by mail, telefax, electronic mail or delivered by hand at the following addresses:
If to the Company:
Seadrill Partners LLC,
2nd Floor,
Building 11,
Chiswick Business Park, 566 Chiswick High Road,
London
W4 5YS

If to the Manager:
Seadrill Management Ltd,
2nd Floor,
Building 11,
Chiswick Business Park, 566 Chiswick High Road,
London
W4 5YS

or such other address or telefax number as either Party may designate to the other Party in writing.

13.	miscellaneous

1.
The Manager shall not be entitled to assign its rights and/or obligations under this Agreement unless the prior written consent of the Company has been obtained. The Manager may freely subcontract or sub-license this Agreement in compliance with Clause 3.2, so long as the Manager remains liable for performance of the Management Services and its obligations under this Agreement.

2.	The relationship between the Parties hereto is that of an independent contractor. Nothing in this Agreement shall be deemed to constitute a partnership between the Parties.

3.
Upon termination of this Agreement, the Manager shall surrender to the Company any and all books, records, documents and other property in the possession or control of the Manager relating to this Agreement and to the business, finance, technology, trademark or affairs of the Company and its subsidiaries, and except as required by law, shall not retain any copies of the same.

4.	No term of this Agreement is enforceable by a person who is not a Party to it.

5.	This Agreement shall not be amended, supplemented or modified save by written agreement signed by or on behalf of the Parties.

6.	The failure of either Party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

7.	If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

8.	This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

9.
This Agreement (together with the attachments hereto) constitutes the entire agreement of the Parties with respect to the subject matter hereto and supersedes all prior contracts or agreements with respect thereto, whether oral or written, including the Management Agreement, as amended by the Novation Agreement.

14.	governing law

1.
This Agreement shall be governed and construed in accordance with English law and each Party hereby irrevocably agrees that the courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference arising hereunder.

[SIGNATURE PAGE FOLLOWS]
Schedule 1
Signature Page to Amended and Restated
Management Services and Administration Agreement

For and on behalf of                    For and on behalf of
SEADRILL MANAGEMENT LTD.        SEADRILL PARTNERS LLC

Signature        Signature

Name with block letters        Name with block letters

Schedule 1 - Services

Without prejudice to the generality of the foregoing, the Manager shall provide the following services to the Company:
General Administrative Services
As may be requested by the Board from time to time,
(a) the Manager shall either (i) cause certain of its officers or employees or (ii) arrange for suitably qualified third party individuals (collectively, the “Manager’s Officers”) to perform as officers of the Company, including in the capacities of Chief Executive Officer and Chief Financial Officer; and
(b) such general administrative services as may be required by the Company including accounting services, access to and consolidation of information in the Seadrill Group enterprise resource planning systems, and advice and assistance in the general administration and management of the business, with all of the duties of officers of the Company as provided by the Board pursuant to the terms of the Operating Agreement, subject to the sole direction of the Board and subject to Clause 9 hereof.

Schedule 2
Schedule 2 - Service Fee

(a) For those services set forth in Schedule 1, subclause (a), an amount equal to $30,000 USD per month; and
(b) For those services set forth in Schedule 1, subclause (b), an amount to be agreed between the Parties.

Schedule 3

Schedule 3
Schedule 3 - Affiliate Agreements

OpCo MSAs
None
Technical Services Agreement
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Management AME Ltd. and Seadrill Polaris Ltd., dated as of January 1, 2012
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., dated as of January 1, 2012
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Management AME Ltd. and Seadrill Vencedor Ltd., dated as of January 1, 2012
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Management AME Ltd. and Seadrill Deepwater Drillship Ltd., dated as of January 1, 2012
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Americas Inc. and Seadrill Canada Ltd., dated as of October 24, 2012
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC, dated as of December 13, 2013
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Americas Inc. and Seadrill US Gulf LLC, dated as of October 24, 2012
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Americas Inc. and Seadrill Gulf Operations Auriga LLC, dated as of March 21, 2014
Advisory, Technical, and Administrative Services Agreement, by and between Seadrill Americas Inc. and Seadrill Gulf Operations Vela LLC, dated as of February 15, 2013
Subcontracting Technical Services Agreements
Technical Service Agreement, by and between Seadrill Mobile Units (Nigeria) Limited and Seadrill Deepwater Drillship Ltd., dated as of February 10, 2009
Administrative Support Agreement
Administrative Support Contract, by and between Seadrill Mobile Units (Nigeria) Limited and Seadrill Nigeria Operations Limited, dated as of July 1, 2014
Administrative Support Contract, by and between Seadrill Mobile Units (Nigeria) Limited and Seadrill Offshore Nigeria Limited, dated as of July 1, 2014
Rig Management Agreement
Management Agreement, regarding T-15 drilling unit, by and between Seadrill Far East Limited and Seadrill International Limited, dated as of April 30, 2013
Management Agreement, regarding T-16 drilling unit, by and between Seadrill Far East Limited and Seadrill International Limited, dated as of April 30, 2013
SSCE Pooling Agreement
Letter Agreement, by and between Seadrill Partners LLC, Seadrill Hungary Kft, Seadrill Limited and Seadrill Global Services Limited, dated as of May 4, 2017
Pooling Interface Agreement
None
Other Service Agreements
None
Appendix 1

Appendix 1 - Form Management and Administrative Services Agreement between Seadrill Management Ltd and Operating Companies

(Attached.)